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                                                                       Exhibit 2
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FOR IMMEDIATE RELEASE


                                GATEWAY ADOPTS
                           SHAREHOLDERS RIGHTS PLAN

     San Diego, CA. January 28, 2000. Gateway, Inc. announced today that its Board of Directors has adopted a Shareholders Rights Plan under which Gateway will issue a dividend of one Right for each share of common stock, par value $0.01 per share, of the Company held by stockholders of record as of the close of business on February 4, 2000. The Plan is designed to assure stockholders fair value in the event of a future unsolicited business combination or similar transaction involving the Company. The Company added that the Plan was not adopted in response to any attempt to acquire the Company and that it is not aware of any such efforts.

     Each Right will initially entitle stockholders to purchase one one-thousandth of a share of Series B Junior Participating Preferred Stock (approximately equivalent to one share of Common Stock) for $350. However, the Rights are not immediately exercisable and will become exercisable for Preferred Stock only upon the occurrence of certain events. Upon certain triggering events, unless redeemed for $.001 per Right, the Rights will become exercisable by holders, other than Rights held by an unsolicited third party acquirer, for shares of the Company or of the third party acquirer having a value of twice the Right's then current exercise price. Further details of the Plan are outlined in a letter that will be mailed after the record date to all stockholders.


Special Note
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     The above statements include forward-looking statements based on current management expectations. Factors that could cause future results to differ from these expectations include the following: general economic conditions; growth in the personal computer industry; competitive factors and pricing pressures; component supply shortages; risks relating to new or acquired business and joint ventures; and inventory risks due to shifts in market demand. Additional factors are described in the Company's reports filed with the Securities and Exchange Commission.


About Gateway
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     Gateway (NYSE: GTW), a Fortune 250 company founded in 1985, focuses on building lifelong relationships with consumers and businesses through complete technology personalization. Gateway ranked number one in U.S. consumer PC revenue in the second and
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third quarters of 1999(1) and was rated among the top ten best corporate reputations in America according to a survey conducted in August of 1999 by Harris Interactive and the Reputation Institute and published in The Wall Street Journal. Gateway employees worldwide provide clients with services and built-to-order computers that consistently win top awards from leading industry publications. Gateway had total global revenue of $7.5 billion in 1998 and shipped 3.54 million systems. For more information, visit our Web site at www.gateway.com.
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CONTACT: media, John W. Spelich, Public Relations, 858-799-2657,
John.spelich@gateway.com, or investor relations, Marlys D. Johnson, Investor Relations, 605-232-2709, marlys.johnson@gateway.com, both for Gateway/

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(1)  According to GartnerGroup/Dataquest US PC Quarterly statistics.

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